DISTRIBUTION PLAN



         This Distribution Plan ("Plan") dated October 18, 1999 constitutes the written plan of ProFunds ("Trust") contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended ("1940 Act"), relating to the shares of each of the ProFunds VP series set forth on Schedule A, as such schedule may be amended from time to time ("Funds").

         Section 1. Each Fund is authorized to pay to insurance companies, broker-dealers, banks and other financial institutions (each an "Authorized Firm") a quarterly fee in an amount not to exceed, in the aggregate on an annual basis, 0.25% of the average daily net asset value of the shares of such Fund ("Plan Fee") attributable to or held in the name of an Authorized Firm for its contract owners or other permissible purchasers as reimbursement for providing Services (as defined in Section 2) or for paying compensation to Authorized Firms or their affiliates for services performed and expenses incurred in connection with the sale of shares of the Funds pursuant to an agreement with an Authorized Firm.

         Section 2. Pursuant to an agreement with the Trust, an Authorized Firm may provide the following services ("Services"), among others: the printing and mailing of Fund prospectuses, statements of additional information, any supplements thereto and shareholder reports for prospective investors; the development, preparation, printing and mailing of advertisements, sales literature and other promotional materials describing and/or relating to the Funds; holding seminars and sales meetings designed to promote the distribution of the Funds' shares; obtaining information and providing explanations to wholesale and retail distributors of contracts regarding the investment objectives and policies and other information about the Funds, including the performance of the Funds; training sales personnel regarding the Funds; and financing any other activity that is primarily intended to result in the sale of shares of the Funds. In addition, Authorized Firms may enter into an agreement with the Trust under which it would be entitled to receive compensation for, among other things, making the Funds available to its contract owners as funding vehicles for their variable insurance contracts.

         Section 3. In the event that expenses are not specifically attributable to the distribution of shares of any particular Fund, an Authorized Firm may allocate such expenses to each Fund deemed to be reasonably likely to benefit therefrom based upon the ratio of the average daily net assets of each such Fund during the previous quarter to the aggregate average daily net assets of all such Funds for such quarter; provided, however that any such allocation may be subject to such adjustments as the Authorized Firm shall deem appropriate to render the allocation fair and equitable under the circumstances, which allocations and adjustments shall be subject to review and approval by the Board of Trustees.

         Section 4. The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, cast in person at a meeting called for the purpose of voting on the Plan or such related agreements.
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         Section 5. The Plan shall  continue  in effect for a period  beyond one year from the date hereof only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in
Section 4.

         Section 6. Any person authorized to direct the disposition of the monies paid or payable by the Funds pursuant to the Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         Section 7. The Plan may be terminated with respect to any Fund at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of the Fund.

         Section 8. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreements related to the Plan shall provide:

                  (a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the
                  Independent Trustees or by vote of a majority of the outstanding shares of a Fund, on not more than 60 days' written notice to any other party to the agreement; and

                  (b) That such agreement shall terminate automatically in the event of its assignment.

         Section 9. The Plan may not be amended to increase materially the amount of the Plan Fee permitted pursuant to Section 1 hereof without the approval of the shareholders of the Fund(s) affected by such increase, and no material amendments to the Plan shall be made unless approved in the manner provided for approval of the Plan in Section 4.

         Section 10. So long as this Plan is in effect, the selection and nomination of persons to be Trustees of the Trust who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Trust shall be committed to the discretion of such disinterested Trustees then in office.

         Section 11. As used in the Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not "interested persons" of the Trust (as defined in Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.



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                                   Schedule A

                                                        Date:  October 18, 1999


                                     Funds
                                ProFund VP Bull
                                ProFund VP UltraBull
                                ProFund VP UltraOTC
                                ProFund VP Europe  30
                                ProFund VP UltraEurope
                                ProFund VP Small Cap
                                ProFund VP Bear
                                ProFund VP UltraBear
                                ProFund VP UltraShort OTC
                                ProFund VP UltraShort Europe
                                ProFund VP Money Market